Exhibit 23.2

CONSENT OF WILLIAMSON PETROLEUM CONSULTANTS, INC.

As independent oil & gas consultants, Williamson Petroleum Consultants, Inc. hereby consents to the use of the name Williamson Petroleum Consultants, Inc. and references to Williamson Petroleum Consultants, Inc. and to the inclusion of and references to our report, or information contained therein, entitled “Evaluation of Oil and Gas Reserves to the Interests of the Limited Partners in Nine Partnerships Managed by Warren Resources, Inc. Effective December 31, 2006 for Disclosure to the Securities and Exchange Commission Williamson Project 6.9180,” dated February 5, 2007 prepared for Warren Resources, Inc., in the Current Report on Form 8-K/A of Warren Resources, Inc. for the filing dated on or about September 4, 2007

/s/ Williamson Petroleum Consultants, Inc.
WILLIAMSON PETROLEUM CONSULTANTS, INC.

Midland, Texas
September 4, 2007